LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
First Derivative Traders, LP
419 Minden Way
Wynnewood, PA 19096

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Derivative Traders, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Derivative Traders, LP claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions) and (2) First Derivative Traders, LP stated that First Derivative Traders, LP met the identified exemption provisions throughout the most recent fiscal year without exception. First Derivative Traders, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Derivative Traders, LP compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2016